UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2018

Commission File Number:  001-38502

EURODRY LTD.
(Translation of registrant's name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by EuroDry Ltd. on October 15, 2018: EuroDry Ltd. Reports Refinancing of Certain of its Debt.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURODRY LTD.

Dated: October 16, 2018	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

Exhibit 1

EuroDry Ltd. Reports Refinancing of Certain of its Debt

Maroussi, Athens, Greece – October 15, 2018– EuroDry Ltd. (NASDAQ: EDRY, "Company"), an owner and operator of drybulk vessels and provider of seaborne transportation for drybulk cargoes, announced today that it has completed the refinancing of the debt of M/V Alexandros P, a 62,000 dwt ultramax drybulk vessel built in 2017. The new loan facility of $15 million was used to repay the previous loan facility with an outstanding balance of $9.9 million and provide additional liquidity to the Company. The new loan will have a maturity of seven years and will be repaid in twenty-eight equal quarterly instalments and a balloon payment of $8.42 million along with the last instalment.

The Company also announced that it has signed a definite term-sheet and is in the process of customary documentation to refinance the debt of three of its vessels, M/V Eirini P, M/V Tasos and M/V Pantelis, all panamax drybulk vessels built in 2004, 2000 and 2000, respectively, with capacity ranging from 74,020 to 76,466 dwt, with a new loan facility of $15 million. The new loan facility will be used to repay the outstanding amount of the existing loans of the vessels of about $12 million and will provide additional liquidity to the Company. The new loan will be repaid via twelve equal quarterly instalments with a balloon payment of about $6.6 million along with the last instalment.

Aristides Pittas, Chairman and CEO of EuroDry Ltd. commented: "We are extremely pleased with the refinancing of the debt of four of our vessels which significantly extends their maturities, reduces our combined interest expense and also provides us with $8 million of extra liquidity. This extra liquidity along with the rest of our funds would allow us to pursue accretive investment opportunities to expand our fleet, further reduce our cost of capital or use them for other general corporate needs. We believe we are at a point in the market cycle where the fundamentals, underpinned by limited supply growth expectations, might turn positive over the next couple of years, and in that context we strive to position EuroDry to maximize the benefits to our shareholders."

 About EuroDry Ltd.
EuroDry Ltd. was formed on January 8, 2018 under the laws of the Republic of the Marshall Islands to consolidate the drybulk fleet of Euroseas Ltd into a separate listed public company. EuroDry was spun-off from Euroseas Ltd on May 30, 2018; it trades on the NASDAQ Capital Market under the ticker EDRY.

 EuroDry operates in the dry cargo, drybulk shipping market. EuroDry's operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company and Eurobulk (Far East) Ltd. Inc., which are responsible for the day-to-day commercial and technical management and operations of the vessels. EuroDry employs its vessels on spot and period charters.

 The Company has a fleet of 6 vessels, including 3 Panamax drybulk carriers, 1 Ultramax drybulk carrier and 2 Kamsarmax drybulk carriers. EuroDry's 6 drybulk carriers have a total cargo capacity of 453,086 dwt.

Forward Looking Statement
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.eurodry.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer EuroDry Ltd. 11 Canterbury Lane, Watchung, NJ07069 Tel. (908) 301-9091 E-mail: aha@eurodry.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY10169 Tel. (212) 661-7566 E-mail: nbornozis@capitallink.com